EXHIBIT 99.1
First Quarter Report
Three Months Ended March 31, 2017
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three months ended March 31, 2017. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements are based on information currently available to us and on estimates and assumptions made by us regarding, among other things, general economic conditions, in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Many factors could cause actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, but not limited to: our ability to refinance our credit facilities and to raise additional debt or equity financing; the inability to gain compliance with the minimum bid price requirement of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market; the limited operating history of Sphere 3D; the ability of Sphere 3D to manage growth and specifically, its recent acquisition of Unified ConneXions, Inc. (“UCX”) and HVE ConneXions, LLC (“HVE”); the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; currency fluctuations; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares; risks related to the business of Overland Storage, Inc. (“Overland”) and other factors. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed Annual Report, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements, we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.

Overview
We are a virtualization technology and data management solutions provider with a portfolio of products that address the complete data continuum. We enable the integration of virtual applications, virtual desktops, and storage into workflow, and allow organizations to deploy a combination of public, private or hybrid cloud strategies. We achieve this through the sale of solutions that are derived from our primary product groups: disk systems, virtualization, and data management and storage.
Through our design of a proprietary virtualization software, we created our own platform, Glassware 2.0TM (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors.” A container refers to software that takes an application and all the components required to run that application and encapsulates them with software. By doing so, users can run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator. Glassware software sales are not material.
In January 2017, we completed our acquisition of all of the outstanding equity interests of UCX and HVE (the “January 2017 acquisition”). UCX and HVE provide information technology consulting services and hardware solutions around cloud computing, data storage and server virtualization to corporate, government, and educational institutions primarily in the southern central United States. By adding UCX’s products, technologies, professional services and engineering talent, and HVE’s engineering and virtualization expertise, we intend to expand our virtualization offerings as well as enhance our ability to accelerate the delivery of hybrid cloud solutions to customers.
At this time, we have included UCX’s revenue with our disk systems products. The business activities of UCX may result in individual transactions that are more significant than those that normally result from our legacy business lines. Those significant transactions may involve multiple elements and may involve circumstances where, based on customer requests, equipment may be delivered either to the end customer location or to a third-party location specified by the customer.
Related Party Transactions
In March 2017, the Company entered into a securities purchase agreement with certain investors party thereto, pursuant to which the Company issued to the investors, in the aggregate, 20,454,546 of the Company’s common shares for gross proceeds of $4.5 million. The securities purchase agreement also provided for the concurrent private placement of warrants exercisable to purchase up to 20,454,546 common shares. Each warrant has an initial exercise price of $0.30 per warrant share. The warrants are exercisable for cash immediately or on a cashless basis commencing on a date which is the earlier of (i) six months from the date of the effective date of the offering or (ii) the date on which we fail to fulfill our obligations to register the common shares underlying the warrants under the registration rights agreements and expiring on a date which is no more than five years from the date of the effective date of the offering. If at any time while the warrants are outstanding, we sell or grant options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $0.30, then the exercise price for the warrants will be reduced to such price, provided that the exercise price will not be reduced to below $0.10, and the number of common shares issuable under the warrants will be increased such that, after taking into account the decrease in the exercise price, the aggregate exercise price under the warrants will remain the same. MF Ventures, LLC, a related party, participated in the offering by acquiring 4,545,454 common shares and warrants to purchase 4,545,454 shares.
Between December 30, 2016 and March 16, 2017, the Company completed a private placement and issued a total of 18,139,998 “Units” at a purchase price of $0.30 per Unit. Each Unit consisted of one common share and one warrant from each of two series of warrants. The Company received gross proceeds of $5.4 million in connection with the sale of the Units. The first series of warrants is exercisable to purchase 18,139,998 common shares in the aggregate. The second series of warrants is exercisable for 18,139,998 common shares in the aggregate. MF Ventures, LLC participated in the private placements by acquiring 8,333,333 common shares and warrants to purchase 16,666,666 shares. Lynn Factor and Sheldon Inwentash, a married couple and related party to the Company, participated in the private placements by acquiring 5,325,000 common shares and warrants to purchase 10,650,000 shares. An additional 700,000 common shares and warrants to purchase 1,400,000 shares were acquired by ThreeD Capital Inc. Mr. Inwentash is the Chief Executive Officer of ThreeD Capital Inc.

Generation of revenue
We generate the majority of our revenue from sales of our disk systems, data management and storage products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. The majority of our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and value-added resellers. From time to time, customers may purchase products but be unable to accept shipment. In those circumstances the customer may request products be delivered to, and stored at, an alternate location, which may be on our premises.
We reported net revenue of $21.7 million for the first quarter of 2017, compared with $19.6 million for the first quarter of 2016. We reported a net loss of $7.8 million, or $0.10 per share, for the first quarter of 2017 compared with a net loss of $8.1 million, or $0.18 per share, for the first quarter of 2016.
Recent Developments
On March 12, 2017, the Company and Opus Bank entered into an Amendment Number Two to Credit Agreement, Amendment Number One to Amendment Number 1, Waiver and Reaffirmation (the “Second Amendment”). On March 22, 2017, the Company and Opus Bank entered into an Amendment Number Three to Credit Agreement, further amending the Second Amendment. On April 28, 2017, the Borrowers and Lender entered into an Amendment Number Four to Credit Agreement and Reaffirmation. Under the terms of the Second Amendment, as modified by the Third Amendment, (i) the maturity date for the revolving and term loan credit facilities were amended to be the earlier of (a) the maturity date in the Debenture or (b) June 30, 2017 if the Maturity Extension Trigger Date occurs on or before March 31, 2017, (ii) the Lender granted a waiver of specified defaults under the Credit Agreement relating to obligations to deliver to the Lender an executed letter of intent with respect to refinancing the credit facility, and (iii) certain other terms of the Credit Agreement were amended, including but not limited to terms related to collateral coverage, milestone deliverables, and financial covenants. The Company met the requirements of the Maturity Extension Trigger Date on March 29, 2017. In the event of certain specified events of default, including failure to meet certain monthly revenue and EBITDA targets or retain a financial advisor by June 10, 2017 with respect to a sale of a significant portion of the Company’s assets, all amounts under the Credit Agreement may be accelerated and become immediately payable.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to other indefinite-lived intangible assets and long-lived assets, goodwill and intangible assets, research and development costs, revenue recognition, inventory valuation, warranty costs, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management. See Note 2 to our condensed consolidated financial statements for updates to our revenue recognition policy related to our January 2017 acquisition.

Results of Operations
The following table sets forth certain financial data as a percentage of net revenue:

	Three Months Ended
	March 31,
	2017	2016
Net revenue	100.0%	100.0%
Cost of revenue	68.6	69.6
Gross profit	31.4	30.4
Operating expenses:
Sales and marketing	22.1	30.9
Research and development	8.1	12.4
General and administrative	23.0	27.1
	53.2	70.4
Loss from operations	(21.8)	(40.0)
Interest expense	(8.5)	(5.3)
Other (expense) income, net	(4.3)	4.9
Loss before income taxes	(34.6)	(40.4)
Provision for income taxes	1.4	0.7
Net loss	(36.0)%	(41.1)%
A summary of our sales mix as a percentage of net revenue:

	Three Months Ended
	March 31,
	2017	2016
Disk systems	68.8%	62.2%
Tape automation systems	11.0	13.7
Tape drives and media	9.6	12.5
Service	10.6	11.6
	100.0%	100.0%
The First Quarter of 2017 compared with the First Quarter of 2016
Net Revenue. Net revenue increased to $21.7 million during the first quarter of 2017 from $19.6 million during the first quarter of 2016, an increase of $2.1 million. The increase in net revenue is a result of an increase in disk systems revenue of $2.8 million primarily due to our January 2017 acquisition, offset by a decrease in tape automation systems primarily due to lower sales volumes in our NEO® product line. Original equipment manufacturer (“OEM”) net revenue accounted for 15.5% and 20.0% of net revenues in the first quarter of 2017 and 2016, respectively.

Product Revenue
Net product revenue increased to $19.4 million during the first quarter of 2017 compared to $17.3 million during the first quarter of 2016. The increase of approximately $2.1 million primarily related to additions of $2.3 million of disk systems revenue from our January 2017 acquisition, partially offset by decreases in tape automation systems primarily due to lower sales volumes in our NEO® product line.
Service Revenue
Net service revenue was constant at $2.3 million during the first quarter of 2017 and the first quarter of 2016. There was an addition of $0.5 million in service revenue from our January 2017 acquisition, offset by a decrease in extended service contracts related to lower tape automation product sales.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Three Months Ended
	March 31,
	2017	2016	Change
Gross profit	$6,831	$5,956	14.7%
Gross margin	31.4%	30.4%	1.0 pt
Gross profit - product	$5,360	$4,741	13.1%
Gross margin - product	27.6%	27.3%	0.3 pt
Gross profit - service	$1,471	$1,215	21.1%
Gross margin - service	64.2%	53.3%	10.9 pt
In the first quarter of 2017, gross profit for product and service revenue increased due to our January 2017 acquisition. In addition, gross margin for service revenue increased due to the minimal costs incurred for service revenue generated by our January 2017 acquisition.
Sales and Marketing Expense. Sales and marketing expense in the first quarter of 2017 decreased to $4.8 million from $6.1 million during the first quarter of 2016. The decrease of $1.3 million was primarily due to a $0.5 million decrease in employee and related expenses associated with a decrease in average headcount, a $0.5 million decrease in strategic marketing and outside contractors fees, and a $0.2 million decrease in share-based compensation expense.
Research and Development Expense. Research and development expense in the first quarter of 2017 decreased to $1.8 million from $2.4 million during the first quarter of 2016. The decrease of $0.6 million was primarily due to a $0.4 million decrease in employee and related expenses associated with a decrease in average headcount.
General and Administrative Expense. General and administrative expense in the first quarter of 2017 decreased to $5.0 million from $5.3 million during the first quarter of 2016. The decrease of $0.3 million was due to a decrease in legal and advisory expenses primarily due to a decrease in general corporate legal costs.
Interest Expense. Interest expense in the first quarter of 2017 increased to $1.8 million from $1.0 million during the first quarter of 2016. The increase in interest expense is related to a $9.1 million increase in our outstanding debt primarily due to our term loan and credit facility with Opus Bank entered into in April 2016. Related party interest expense decreased by $0.3 million primarily due to the payoff of our related party credit facility in April 2016.
Other Income (Expense), Net. Other income (expense), net, in the first quarter of 2017 was $0.9 million of expense, net, compared to $1.0 million of income, net, in the first quarter of 2016. The net expense in the first quarter of 2017 was primarily related to a $1.1 million loss from the revaluation of our investment in connection with our January 2017 acquisition, which was offset by a gain on the revaluation of warrants of $0.2 million. Our income in the first quarter of 2016 was primarily related to realized foreign currency gains of $0.6 million and a gain on revaluation of warrants of $0.3 million.
Liquidity and Capital Resources
At March 31, 2017, we had cash of $6.9 million compared to cash of $5.1 million at December 31, 2016. In the first three months of 2017, we incurred a net loss of $7.8 million. At March 31, 2017, we had $44.0 million recorded as current debt, of which $17.9 million is due in June 2017. Cash management and preservation, and the restructuring of our credit facilities continue to be top priorities. We expect to incur negative operating cash flows as we continue to increase our sales volume, and improve operational efficiencies.
As of March 31, 2017, we had a working capital deficit of $35.7 million, reflecting a decrease in current assets of $3.2 million and an increase in current liabilities of $26.2 million compared to December 31, 2016.
In March 2017, we entered into a securities purchase agreement with certain investors party thereto, pursuant to which we issued to the investors, in the aggregate, 20,454,546 of our common shares for gross proceeds of $4.5 million. The purchase price for one common share was $0.22. The securities purchase agreement also provided for the concurrent private placement of warrants exercisable to purchase up to 20,454,546 common shares. Each warrant has an initial exercise price of $0.30 per warrant share. The warrants are exercisable for cash immediately or on a cashless basis commencing on a date which is the earlier of (i) six months from the date of the effective date of the offering or (ii) the date on which we fail to fulfill our obligations to register the common shares underlying the warrants under the registration rights agreements and expiring on a date which is no more than five years from the date of the effective date of the offering. If at any time while the warrants are outstanding, we sell or grant options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $0.30, then the exercise price for the warrants will be reduced to such price, provided that the exercise price will not be reduced to below $0.10, and the number of common shares issuable under the warrants will be increased such that, after taking into account the decrease in the exercise price, the aggregate exercise price under the warrants will remain the same.
Between December 2016 and March 2017, we completed a private placement and issued a total of 18,139,998 “Units” at a purchase price of $0.30 per Unit. Each Unit consisted of one common share and one warrant from each of two series of warrants, as described below. We received gross proceeds of $5.4 million in connection with the sale of the Units. The first series of warrants is exercisable to purchase 18,139,998 common shares in the aggregate and has an exercise price of $0.40 per share, a one-year term, and is exercisable in whole or in part at any time prior to expiration. The second series of warrants is exercisable for 18,139,998 common shares in the aggregate and has an exercise price of $0.55 per share, a five-year term, and is exercisable in whole or in part at any time prior to expiration.
Management has projected that cash on hand will not be sufficient to allow the Company to continue operations beyond June 30, 2017 if we are unable to amend or refinance our credit facilities with Opus Bank. As a result, we expect to need to refinance the short term portions of our existing debt and/or continue to raise additional debt, equity or equity-linked financing in the near future, but such financing may not be available on favorable terms on a timely basis or at all. In addition, significant changes from our current forecasts, including but not limited to: (i) failure to comply with the financial covenants in our credit facility; (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable; and (vi) inability to gain compliance with the minimum bid price requirement of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or we are unable to generate sufficient cash from operations or financing sources, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, results of operations, financial position and liquidity.

As of March 31, 2017, our outstanding debt balance was as follows (in thousands):

	Maturity Date	Interest Rate	Amount Outstanding
Term loan, net of unamortized debt discount of $0.3 million	6/30/2017	Higher of Prime + 2.75% or 7.25%	$9,674
Revolving loan	6/30/2017	Higher of Prime + 2.75% or 7.25%	$8,195
Term loan - related party	1/31/2018	20.0%	$1,923
Convertible notes - related party, net of unamortized debt discount of $0.2 million	3/31/2018	8.0%	$24,268
All debt and credit facilities are denominated in U.S. dollars. Our debt and credit facilities contain standard borrowing conditions and can be recalled by the lenders if certain conditions are not met.
On March 12, 2017, the Company and Opus Bank entered into an Amendment Number Two to Credit Agreement, Amendment Number One to Amendment Number 1, Waiver and Reaffirmation (the “Second Amendment”). On March 22, 2017, the Company and Opus Bank entered into an Amendment Number Three to Credit Agreement, further amending the Second Amendment. On April 28, 2017, the Borrowers and Lender entered into an Amendment Number Four to Credit Agreement and Reaffirmation. Under the terms of the Second Amendment, as modified by the Third Amendment, (i) the maturity date for the revolving and term loan credit facilities were amended to be the earlier of (a) the maturity date in the Debenture or (b) June 30, 2017 if the Maturity Extension Trigger Date occurs on or before March 31, 2017, (ii) the Lender granted a waiver of specified defaults under the Credit Agreement relating to obligations to deliver to the Lender an executed letter of intent with respect to refinancing the credit facility, and (iii) certain other terms of the Credit Agreement were amended, including but not limited to terms related to collateral coverage, milestone deliverables, and financial covenants. The Company met the requirements of the Maturity Extension Trigger Date on March 29, 2017. In the event of certain specified events of default, including failure to meet certain monthly revenue and EBITDA targets or retain a financial advisor by June 10, 2017 with respect to a sale of a significant portion of the Company’s assets, all amounts under the Credit Agreement may be accelerated and become immediately payable.
We incurred losses from operations and negative cash flows from operating activities for the 12 months ended March 31, 2017, and such losses might continue for a period of time. As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2016 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.
The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	Three Months Ended
	March 31,
	2017	2016
Net cash used in operating activities	$(3,972)	$(5,246)
Net cash used in investing activities	$(1,055)	$(103)
Net cash provided by financing activities	$6,852	$2,296
The use of cash during the first three months of 2017 was primarily a result of our net loss of $7.8 million offset by $5.6 million in non-cash items, which were primarily share-based compensation, depreciation and amortization, loss on revaluation of investment, amortization of debt issuance costs and gain on warrant liability.

During the first three months of 2017, net cash used in investing activities was primarily related to our January 2017 acquisition, while during the first three months of 2016, additions to fixed assets totaled $0.1 million.
During the first three months of 2017, we received $7.4 million in net proceeds from the issuance of common shares and warrants, offset by $0.6 million of payments on our related party debt. During the first three months of 2016, we received $3.7 million in proceeds from exercised warrants, offset by $1.5 million of net payments on our credit facility.
Off-Balance Sheet Arrangements
During the ordinary course of business, we provide standby letters of credit to third parties as required for certain transactions initiated by us. As of March 31, 2017, we had $0.4 million in standby letters of credit that were not recorded on our condensed consolidated balance sheets.
Recently Issued Accounting Pronouncements
See Note 2 to our condensed consolidated financial statements for information about recent accounting pronouncements.
Quantitative and Qualitative Disclosures about Market Risk
Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to our normal operating and funding activities. Historically, we have not used derivative instruments or engaged in hedging activities.
Foreign Currency Risk. We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. Purchase contracts are typically in U.S. dollars. In addition, our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. Such transactions resulted in a minimal gain for the three months ended March 31, 2017 compared to a gain of $0.6 million for the three months ended March 31, 2016.
Credit Risk. Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.
Liquidity Risk. Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. Management has projected that cash on hand will not be sufficient to allow the Company to continue operations beyond June 30, 2017 if we are unable to amend or refinance our credit facility with Opus Bank.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting during the fiscal quarter ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
An investment in our company involves a high degree of risk. In addition to the risk factors and the other information included or incorporated by reference in this report, you should carefully consider each of the risk factors described in our Annual Report for the fiscal year ended December 31, 2016, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline.